QuickLinks -- Click here to rapidly navigate through this document

Exhibit (a)(5)(i)

News Release

Contact:	David Amy, EVP & CFO Lucy Rutishauser, VP—Corporate Finance & Treasurer (410) 568-1500

Sinclair Commences Tender Offers for Company's 3.0% and 4.875% Convertible Notes

        (BALTIMORE) January 26, 2010—Sinclair Television Group, Inc. ("Sinclair"), a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (the "Company") (Nasdaq: SBGI) today announced that it is commencing cash tender offers for any and all of the Company's outstanding 3.0% Convertible Senior Notes due 2027 (CUSIP No. 829226AW9) (the "3.0% Notes") and 4.875% Convertible Senior Notes due 2018 (CUSIP No. 829226AU3) (the "4.875% Notes" and, together with the 3.0% Notes, the "Notes"). The holders of the 3.0% Notes and 4.875% Notes are entitled to require the Company to repurchase such Notes at 100% of their principal amount in May 2010 and January 2011, respectively. Approximately $27.7 million of the 3.0% Notes and $37.0 million of the 4.875% Notes are currently outstanding. Specific terms and conditions of the tender offers are included in the Offer to Purchase, dated January 26, 2010, filed with the Securities and Exchange Commission (the "SEC") today.

        Under the terms of the tender offers, any 3.0% Notes validly tendered and not validly withdrawn on or prior to the expiration date will be purchased at a purchase price of $1,000 per $1,000 in principal amount and any 4.875% Notes validly tendered and not validly withdrawn on or prior to the expiration date will be purchased at a purchase price of $1,000 per $1,000 in principal amount (the "Offers"). Tendering holders will also receive accrued and unpaid interest from the last interest payment date to the settlement date. Sinclair intends to fund the offers with cash currently held in a collateral account raised from the prior sale and issuance of its 9.25% Senior Secured Second Lien Notes due 2017. The Offers are not subject to any financing condition. Sinclair is not obligated to accept for payment, purchase or pay for, and may delay the acceptance for payment of, any tendered Notes, in each event subject to applicable laws, and may terminate the Offers. The Offers are not conditioned on the tender of a minimum principal amount of Notes.

        The Offers will expire at 12:00 midnight, New York City time, on Tuesday, February 23, 2010 unless extended or earlier terminated by Sinclair. Payment of the purchase price for the Notes validly tendered and not validly withdrawn on or prior to the expiration date will be made as promptly as practicable, which is expected to be the second New York City business day after the expiration date.

        Copies of the tender offer documents can be obtained by contacting MacKenzie Partners, Inc., the Information Agent for the Offers, at (212)-929-5500. Holders of the Notes and investors may obtain a copy of the tender offer materials, including the Offer to Purchase and the Letter of Transmittal, free of charge at the SEC's website at www.sec.gov.

        None of Sinclair and the Company, including the Board of Directors of each, the Information Agent, the Depositary or any other person, has made or makes any recommendation as to whether holders of the Notes should tender, or refrain from tendering, all or any portion of their Notes pursuant to the Offers, and no one has been authorized to make such a recommendation. Holders of the Notes must make their own decisions as to whether to tender their Notes.

        This press release shall not constitute an offer to purchase or a solicitation of an offer to sell any securities, including the Notes. The Offers are being made only pursuant to the terms of the Offer to Purchase and related materials, including the Letter of Transmittal. Holders of the Notes should read carefully the Offer to Purchase and related materials, including the Letter of Transmittal, because they contain important information.

        Sinclair Broadcast Group, Inc., one of the largest and most diversified television broadcasting companies, currently owns and operates, programs or provides sales services to 58 television stations in 35 markets. The Company's television group reaches approximately 22% of U.S. television households and includes FOX, ABC, CBS, NBC, MNT and CW affiliates. The Company regularly uses its website as a key source of Company information and can be accessed at www.sbgi.net.

Forward-Looking Statements:

        The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results. When used, the words "outlook," "intends to," believes," "anticipates," "expects," "achieves," and similar expressions are intended to identify forward-looking statements and information. Such forward-looking information is subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, Sinclair's ability to commence or consummate the Offers, whether or not any of the Notes are tendered in the Offers, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact Sinclair's and the Company's ability to forecast or refinance their respective indebtedness as it comes due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, Sinclair's news share strategy, local sales initiatives, the execution of retransmission consent agreements, the Company's ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and the other risk factors set forth in the Company's recent Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as filed with the SEC. There can be no assurance that the assumptions and other factors referred to will occur. The Company and Sinclair undertake no obligation to update such forward-looking information in the future except as required by law.

###

QuickLinks

  Exhibit (a)(5)(i)